# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Ocean Group Limited, CIK 0001029145
CUSIP: G39637205
Title of class of securities: Common Shares, par value $0.05 per share
Address of issuer's principal executive offices: PAR LA VILLE PLACE, 4TH FLOOR, 14 PAR LA VILLE ROAD, HAMILTON, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0001604481
Persons authorized to receive notices and communications: Ludovic Saverys, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- CMB.TECH Bermuda Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- CMB.TECH NV (CIK 0001604481): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Compagnie Maritime Belge NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Saverco NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Alexander Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Ludovic Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- Michael Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: * The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.05 per share
Name of issuer: Golden Ocean Group Limited
Address of issuer's principal executive offices: PAR LA VILLE PLACE, 4TH FLOOR, 14 PAR LA VILLE ROAD, HAMILTON, Bermuda (D0), HM 08
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 11, 2025, as amended by Amendment No. 1 filed with the SEC on March 27, 2025 and as amended by Amendment No. 2 filed with the SEC on April 3, 2025 (the "Schedule 13D") by (i) CMB.TECH Bermuda Ltd. ("CMBT Subsidiary"), (ii) CMB.TECH NV ("CMBT"), (iii) Compagnie Maritime Belge NV ("CMB"), (iv) Saverco NV ("Saverco"), (v) Alexander Saverys, (vi) Ludovic Saverys, and (vii) Michael Saverys (the foregoing corporations and individuals are collectively referred to herein as the "Reporting Persons") with respect to the common shares, par value $0.05 per share (the "Shares") of Golden Ocean Group Limited (the "Issuer"). This Amendment No. 3 is being filed solely to disclose, and file as an exhibit, a term sheet entered into between CMBT and the Issuer, and to correct an error in the beneficial ownership reported in Amendment No. 2, which overreported 100 Shares owned by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On April 22, 2025, CMBT and the Issuer jointly announced that they entered into a term sheet (the "Term Sheet") for a contemplated stock-for-stock merger, with CMBT as the surviving entity, based on an exchange ratio of 0.95 ordinary shares of CMBT for each Share of the Issuer (the "Exchange Ratio"), subject to customary adjustments.

The Term Sheet has been unanimously approved by CMBT's Supervisory Board and by the Issuer's Board of Directors, including its special transaction committee composed of disinterested directors. As part of its deliberations, the special transaction committee obtained a fairness opinion from its financial advisor DNB Markets, part of DNB Bank ASA, concluding that the Exchange Ratio is fair from a financial point of view to the Issuer's shareholders.

The transaction would be structured as a merger with the Issuer merging with and into CMBT Subsidiary (the "Merger"). Existing Shares of the Issuer, which are not (directly or indirectly) owned by CMBT, would be cancelled and ultimately exchanged for newly issued CMBT ordinary shares at an exchange ratio of 0.95 ordinary shares of CMBT for each Share of the Issuer, subject to customary adjustments, including to reflect share buybacks, share issuances and/or dividend distributions that may take place prior to completion of the Merger. Upon completion of the Merger, 95,952,934 new shares of CMB.TECH would be issued to shareholders of the Issuer, whereby CMBT shareholders would own approximately 70% of the total issued share capital of CMBT (or 67% excluding treasury shares), and former shareholders of the Issuer would own approximately 30% (or 33% excluding treasury shares), assuming the Exchange Ratio is not adjusted.

The consummation of the Merger remains subject to customary conditions, including confirmatory due diligence, negotiation and execution of definitive transaction agreements, applicable board approvals, regulatory approvals, third-party consents, Issuer shareholder approval, and effectiveness of a registration statement on Form F-4 in respect of the new CMBT ordinary shares to be filed with the SEC by CMBT.

Upon completion of the Merger, the Issuer would delist from the Nasdaq Global Select Market and Euronext Oslo Bors. CMBT would remain listed on the New York Stock Exchange and Euronext Brussels and would pursue a secondary listing on the Euronext Oslo Bors following and subject to completion of the Merger.

The parties aim to enter into definitive transaction agreements, including an agreement and plan of merger, during the second quarter of 2025 and to complete the Merger in the third quarter of 2025. The Term Sheet is non-binding, and definitive transaction agreements may not be entered into on the indicated terms mentioned herein, or at all.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information included in Item 3 of this Amendment No. 3 is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows:

According to information provided in the Issuer's Annual Report on Form 20-F filed on March 20, 2025, the Issuer had 199,403,293 Shares issued and outstanding as of March 20, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 98,400,204 Shares, representing approximately 49.4% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 98,400,204 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information included in Item 3 and Item 4 of this Amendment No. 3 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Term Sheet, dated April 22, 2025, between CMB.TECH NV and Golden Ocean Group Limited.

Exhibit B: Press Release of CMB.TECH NV (incorporated by reference from CMB.TECH NV's submission to the SEC on Form 6-K dated April 22, 2025).

## Signatures
- CMB.TECH Bermuda Ltd.: /s/ Ludovic Saverys, Ludovic Saverys, Director (04/24/2025)
- CMB.TECH NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (04/24/2025)
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (04/24/2025)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (04/24/2025)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (04/24/2025)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (04/24/2025)
- Michael Saverys: /s/ Michael Saverys, Michael Saverys (04/24/2025)